Rules applicable to Performance Shares	Page 1 of 13	Effective on : July 29, 2015

The purpose of this Plan is to define the terms and conditions applicable to the award of Performance Shares to employees, whose employment contracts are in force at the Grant Date, of Alcatel Lucent or companies affiliated to Alcatel Lucent within the meaning of article L. 225-197-2 of the French Commercial Code.

This award of Performance Shares is governed by the provisions of articles L. 225-197-1 et seq. of the French Commercial Code, articles 212-4 and 212-5 of the General Rules of the Autorité des Marchés Financiers, and the provisions hereof.

This award occurs while Alcatel Lucent is under a project of a Public Exchange Offer by Nokia. This plan document includes some changes of terms and conditions in case of success of this offer.

SUMMARY

1 – Definitions	2 - 3

2 – Grant of Performance Shares	4

2.1. Beneficiaries	4

2.2. Method of grant	4

3 – Vesting Period	5 - 11

3.1. Duration of the Vesting Period	5

3.2. Rights of the Beneficiary during the vesting period	5

3.3. Vesting of Shares	5

3.4. Death or disability of the Beneficiary during the vesting period	9

3.5. Status of the Beneficiary’s Rights in the event of a change affecting the situation of the Company	10

3.6. Delivery of Shares	10

3.7. Source of Shares	10

4 – Status of Shares at the end of the holding period	11 - 12

4.1. Rights of the Beneficiary	11

4.2. Transferability of Shares	11

4.3. Periods when the transfer of Shares is prohibited	11

4.4. Listing of the new Shares	12

5 – Amendments	12

6 – Tax and social security contributions	12

6.1. Payment	12

6.2. Filing obligations	12

7 – Duration	12

8 – Governing Law	12

9 – Dispute resolutions	12

10 – List of Telecommunications equipment providers composing the Panel	13

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1. DEFINITIONS

The following words and expressions used in this Plan with a capital initial shall have the meaning given below:

Award of Performance Shares means the award of free shares, under conditions, decided by the Board of Directors of the Company pursuant to the authorization given to it by the shareholders’ extraordinary general meeting of May 26, 2015, and pursuant to the provisions of articles L. 225-197-1 et seq. of the French Commercial Code and this Plan;

Beneficiary means an employee of the Company or of a Subsidiary who is awarded Performance Shares;

Company means Alcatel Lucent;

Conditions means the conditions to which the Vesting of Performance Shares is subject, in accordance with the provisions of paragraph 3.3.1 of this Plan;

Final Reference Stock Price has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Grant Date means July 29, 2015, date on which the Board of Directors of the Company decided upon the Award of Performance Shares;

Group means the Company and its Subsidiaries;

Initial Reference Stock Price has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Panel has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Performance Ratio has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Period 1 has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Period 2 has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Plan means this document;

Public Exchange Offer means the public exchange offer by Nokia on the Company’s securities;

Reduced Liquidity refers to the occurrence of at least one of these conditions:

•	The Company Shares are no longer listed on a regulated stock market within the meaning of article L. 421-1 of the French monetary and financial code (Code monétaire et financier);

•	Nokia directly or indirectly holds at least 85% of the Company Shares; or

•	the average daily volume of the Company Shares traded on Euronext Paris calculated on the last consecutive twenty (20) trading days preceding the relevant date falls below five million (5,000,000) Company Shares.

Right means the right to Vesting of Performance Shares subject to the fulfillment of the Conditions;

Share means one ordinary share of the Company;

Subsidiary means any company or economic interest grouping (groupement d’intérêt économique), at least 50% of the share capital or voting rights of which are held directly or indirectly by the Company;

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Trading Day means any day on which Euronext Paris market is open for trading;

Trigger Point has the meaning set forth in paragraph 3.3.1 b) of this Plan;

Vesting Date means the first business day following the end of the Vesting Period;

Vesting of Performance Shares means the transfer of the ownership of Shares to the Beneficiary at the Vesting Date;

Vesting Period means the period starting from the Grant Date and ending on the fourth anniversary date of the Grant Date.

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2. GRANT OF PERFORMANCE SHARES

2.1. Beneficiaries

The Beneficiaries of Performance Shares shall be bound to the Company or one of its Subsidiaries by an employment contract which is effective at the Grant Date. When the Performance Shares are granted in respect with this Plan, Beneficiaries shall not be persons fulfilling a social mandate within the Company.

The list of Beneficiaries selected by the Board of Directors is annexed to the minutes of the Board meeting at which the Award of Performance Shares was decided, and is held by the Secretary of the Board of Directors under the form of a listing signed by the President and the Secretary of the Compensation Committee. An electronic copy (CD-Rom) of the list that is authenticated by the Secretary of the Board of Directors may also be created.

Awards of Performance Shares and, if required, issuance of Shares pursuant to this Plan are made to each employee Beneficiary subject to the approval of the competent authorities (notably the regulatory and market surveillance authorities, exchange control and foreign investment or tax authorities) of the country in which the employer has its registered office and with regard to applicable legal and regulatory provisions, notably exchange regulations.

2.2. Method of grant

2.2.1 Individual Notice

Each Beneficiary shall be informed by an individual letter of the specific terms and conditions applicable to the Award of Performance Shares, and in particular:

(a)	the number of Performance Shares to be awarded to him/her;

(b)	the Grant Date;

(c)	the duration of the Vesting Period;

(d)	the Conditions to which the Vesting of Performance Shares at the Vesting Date is subject;

(e)	the procedure in order to accept or reject the Award of Performance Shares.

The complete version of this Plan is available on the Company’s intranet for consultation and download.

2.2.2 Acceptance or rejection

Each Beneficiary shall expressly accept or reject the terms and conditions of the Award of Performance Shares by following the process for this purpose as described on the Company’s intranet and within 40 days of the individual notice.

Acceptance will be deemed to include in particular acceptance by the Beneficiary of the terms of the Plan, the conditions stipulated in the individual notice and all tax or social security consequences attached to the Award of Performance Shares or Vesting of Performance Shares. In case of success of Nokia’s Public Exchange Offer, the Beneficiary irrevocably accepts to be bound by the terms and conditions of the liquidity agreement appended hereto and referred to in the individual notification, which provides for the exchange of the Beneficiary’s Performance Shares, if a reduced liquidity (as defined therein) of Alcatel Lucent Shares occurs, for either (i) Nokia shares according to an exchange ratio of 0.55 Nokia shares for each Alcatel Lucent Share (subject to adjustments if need be), or for (ii) a cash amount equivalent to the market value of such Nokia shares.

Any Beneficiary who does not formally express his/her acceptance of the Award of Performance Shares and the liquidity agreement in the conditions set forth above will be deemed to have permanently forfeited his rights to the Award of Performance Shares, without being able to claim any compensation or indemnity from his/her employer, the Company or any of its Subsidiaries.

Rules applicable to Performance Shares	Page 5 of 13	Effective on : July 29, 2015

3. VESTING PERIOD

3.1. Duration of the Vesting Period

Pursuant to the shareholders’ authorization given to the Board of Directors at the general meeting on May 26, 2015, the Board of Directors hereby sets the duration of the Vesting Period to four years from the Grant Date, i.e. until July 29, 2019.

3.2. Rights of the Beneficiary during the Vesting Period

3.2.1 Non-transferability of Rights

The Rights are personally granted to the Beneficiary and may not be transferred in any way whatsoever, or be pledged in any way.

Any action taken in violation of the provisions of this paragraph 3.2.1 produces no effect towards, and may not be invoked against, the Company and will render the Rights that were affected null and void. The Beneficiary shall not be entitled to any compensation or indemnity of any kind in relation to the Rights that will be nullified as a result of the preceding sentence.

3.2.2 Preservation of the Beneficiary’s Rights in the event of a financial transaction

In the event of any financial transactions listed in appendix 3 of the liquidity agreement (appended hereto), the Board of Directors of the Company may make any adjustment to the maximum number of Shares that may be delivered to the Beneficiary at the Vesting Date, provided that the Conditions are met, so that the Beneficiary is no better-off no worse-off as a result of such financial transactions, as the case may be.

Since the sole purpose of any such adjustment is to preserve the Rights of the Beneficiary, any additional Rights awarded as a result of such an adjustment will be subject to the same Conditions as the initial Rights hereunder. In particular, such additional Rights will be subject to the remaining Vesting Period as of the date of the adjustment and the vesting of additional Performance Shares will be subject to the same Conditions.

The Beneficiary will be informed of the terms of any adjustment (as the case may be) and its impact on his/her Award of Performance Shares.

As a result of the above-mentioned adjustments, it is possible that a Beneficiary will no longer meet the conditions that allow him to enjoy the applicable tax and social security regime. Should this occur, the Beneficiary shall bear the consequences for him/her and the non-applicability of the tax and social security regime with no recourse against his/her employer, the Company, or any of its Subsidiaries.

In case a reduced liquidity is notified according to the liquidity agreement appended hereto (and as defined thereto), the adjustments provided herein and/or in the liquidity agreement shall in no event result in the Beneficiaries being more favorably treated or less favorably treated than if the financial transaction from which the adjustments result had not occurred.

3.3. Vesting of Performance Shares

3.3.1 Conditions to the Vesting of Performance Shares

Vesting of Performance Shares by the Beneficiary will take place on the Vesting Date, subject to the fulfillment of the following performance and presence conditions at the end of 2 periods:

•	at the end of a 2-year period from the Grant Date for 50% of the initial grant of Performance Shares (Period 1),

Rules applicable to Performance Shares	Page 6 of 13	Effective on : July 29, 2015

•	at the end of a 4-year period from the Grant Date for the remaining 50% of the Performance Shares (Period 2).

a)	Presence condition

i.	At the end of Period 1

The vesting of 50% of the Shares for the initial grant is subject to the presence of the Beneficiary at the end of Period 1. In the event of termination or transfer of the Beneficiary’s employment contract to an unaffiliated entity before the working day following the second anniversary of the Grant Date, there shall be no Vesting of Performance Shares to the benefit of the Beneficiary. In such case, 100% of such Beneficiary’s Performance Shares shall be null and void and forfeited immediately. The same consequence shall be applied to the concerned Beneficiaries of any entity which would cease to be a Subsidiary under the Plan before the working day following the second anniversary of the Grant Date.

ii.	At the end of Period 2

The vesting of 50% of remaining Shares is subject to the presence of the Beneficiary at the end of Period 2. In the event of termination or transfer to an unaffiliated entity of the Beneficiary’s employment contract between the working day following the second anniversary of the Grant Date and the Vesting Date, the Vesting of Performance Shares by the Beneficiary concern 50% of such Beneficiary’s Performance Shares, subject to the fulfillment of the performance condition stated in paragraph b) below. In such case, the remaining 50% shall be null and void and forfeited immediately.

The same consequence shall be applied to the concerned Beneficiaries of any entity which would cease to be a Subsidiary under the Plan between the working day following the second anniversary of the Grant Date and the Vesting Date. The termination date, or the date of transfer, or the date when an entity ceased to be a Subsidiary, is the date at which the employment agreement (or corporate office) of the Beneficiary is effectively terminated or transferred, or the effective exit of the Group of the entity, without regards to any potential challenge by the Beneficiary of its termination or transfer, or the cause or legal grounds thereof and any court decision that would question the validity or the reasons of the termination, transfer, or the effective exit of the Group of the entity.

iii.	Specific situation for Chinese employees

By application of the Chinese regulation, the Vesting of the Performance Shares by the Beneficiaries, employees of a Chinese legal unit and Chinese citizen, is subject to the presence of the Beneficiary at the end of Period 2. In case of its termination before the end of the Vesting Period, 100% of the Rights shall be null and void and forfeited immediately.

iv.	Exception

The Chief Executive Officer may grant a waiver and deem the presence condition satisfied notwithstanding the realization of the events above. The exception may be individual or collective. In any event, the performance condition set out in paragraph b) hereunder shall continue to apply.

b)	Performance condition

The determination of the performance condition will depend on the stock market performance of the Shares, compared to those of a representative selection of solutions and services providers in the telecommunications equipment sector, such list being set out in paragraph 10 (the “Panel”), which has been adopted by the Board of Directors.

If during the Vesting Period, any change in the nature of the Company’s activities occurs such that less than half of its sales is derived from solutions and services linked to the telecommunications equipment sector, the Board of Directors will revise the performance condition during its first meeting following evidence of this

Rules applicable to Performance Shares	Page 7 of 13	Effective on : July 29, 2015

situation. If, during the Vesting Period, the Panel is modified as a result of a change of activities or corporate transactions (such as a merger or spin-off) affecting one or several companies listed therein, the Board of Directors shall be entitled to revise such list.

i.	Determination of the Performance Ratio for Periods 1 and 2 :

•	The initial reference stock price shall be calculated on the Grant Date. It shall be equal to the average of the opening price of the Alcatel Lucent Share on the Euronext Paris stock market over the 20 Trading Days preceding the Grant Date, rounded up to the nearest cent of a Euro (the “Initial Reference Stock Price”). The reference stock market price of the other issuers composing the Panel shall be calculated on the same basis and the same rounding rules on their respective main listing stock market and in their corresponding local currency;

•	Following Periods 1 and 2, the reference stock price shall be calculated on the same basis for Alcatel Lucent and the other issuers composing the Panel, i.e. the average of the 20 opening prices preceding the end of the comparison period (the “Final Reference Stock Price”);

•	For Alcatel Lucent on the one hand, and for any other issuer included in the above-mentioned Panel on the other hand, the performance ratio enabling the appreciation of the stock performance (the “Performance Ratio”) shall be calculated by dividing the Final Reference Stock Price by the Initial Reference Stock Price.

•	In case of Reduced Liquidity occurring during Period 1 or 2, the following changes will be made:

•	The Performance Ratio shall be calculated by dividing the Nokia Final Reference Stock Price by the Initial Reference Stock Price divided by the Exchange Ratio (as defined in the liquidity agreement appended hereto and as may be adjusted from time to time according to the provisions thereof with respect to transactions carried out by Nokia).

where:

•	The Nokia Final Reference Stock Price shall be determined according to the same methodology as the Final Reference Stock Price, mutatis mutandis, i.e. the average of the 20 opening prices preceding the end of the comparison period.

ii.	Assessment at the end of Periods 1 and 2

The level of realization of the performance condition will be subject to a comparison of the Performance Ratio with the median of the Panel’s Performance Ratio and the Trigger Point, determined as follows:

•	If the Performance Ratio is inferior to the Trigger Point, i.e. 60% to the median of the Panel’s Performance Ratios, there shall be no Rights in connection with such Period;

•	If the Performance Ratio is superior to the median of the Panel’s Performance Ratios, 100% of the Rights related to the considered Period will be vested subject to the final revision at the end of Period 2;

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•	Between those two bounds, the number of Rights in connection with the considered Period shall be linearly calculated subject to the final revision at the end of Period 2 (see chart below).

At the end of each Period 1 and 2, an adviser firm, appointed by the Board of Directors, will provide an analysis on the level of realization of the performance condition. This analysis will be communicated to the Chief Financial & Legal Officer of the Group who will acknowledge the fulfilment or not of the performance condition, who will then inform the Board of Directors at its next meeting.

iii.	Final revision at the end of Period 2

The determination of the definitive number of Shares vested will take place at the end of Period 2, for all the Beneficiaries that were present or not on the Vesting Date, by comparison of the level of realization of the performance condition evidenced at the end of Periods 1 and 2 as follows:

•	If the level of realization of the performance condition at the end of Period 2 is superior to the one at the end of Period 1, the level of realization of the performance condition at the end of Period 2 shall apply to the whole Vesting of Performance Shares;

•	If the level of realization of the performance condition at the end of Period 2 is inferior to the Trigger Point, i.e. 60% to the median of the Panel’s Performance Ratios, no Shares shall be vested in connection with the two periods considered;

•	If the level of realization of the performance condition at the end of Period 2 is inferior to the one at the end of Period 1, but still superior to the above-mentioned Trigger Point, the level of realization of the performance condition at the end of each Period shall be taken respectively for such Period.

This can be summarized in the chart below, in which:

•	a) corresponds to the level of realization of the performance condition at the end of Period 1,

•	b) corresponds to the level of realization of the performance condition at the end of Period 2.

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3.3.2 Consequences of non-compliance with the Conditions

The Vesting of Performance Shares shall only concern the Performance Shares for which the Conditions are considered (totally or partially, according to the provisions herein) satisfied in compliance with the provisions of paragraphs 3.3.1(a) and (b).

The absence of the Vesting of Performance Shares because all or part of the Rights are null and void resulting from the non-compliance with the Conditions shall not give right to any indemnification of, or compensation to, such Beneficiary.

3.4. Death or disability of the Beneficiary during the Vesting Period

Notwithstanding the foregoing, in the event of death of the Beneficiary during the Vesting Period, his/her heirs may request the Vesting of Performance Shares within six months of the date of death. The vesting shall occur in relation to 100% of all such Performance Shares without applying the terms of the performance condition set in paragraph 3.3.1 b) above.

The Shares so delivered are freely transferable.

When the above-mentioned six-month period following the death expires, the Performance Shares will become null and void, and the Beneficiary’s heirs may no longer request the Vesting of Performance Shares to their benefit.

In case of disability of 2nd or 3rd category of the Beneficiary, as defined in article L.341-4 of the French Social Security Code, Vesting of Performance Shares for such Beneficiary will take place as soon as such event is notified to the Company. The vesting shall occur in relation to 100% of all such Performance Shares without applying the terms of the performance condition set in paragraph 3.3.1 b) above.

The Shares so delivered are freely transferable.

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3.5. Status of Beneficiaries’ Rights in the event of a change affecting the situation of the Company

3.5.1 Events impacting the situation of the Company

Should one of the following events occurs before the end of the Vesting Period

(a)	a merger, demerger or spin-off of the Company, or

(b)	a change of control of the Company (“control” having the meaning ascribed to such term in article L. 223-3, I of the French Commercial Code), or

(c)	a takeover bid or exchange offer (except if launched by Nokia) for all the shares of the Company such that, if the offer is successful, the bidder would obtain control over the Company,

the Board of Directors of the Company may, in its sole discretion, decide what position to take with respect to the Performance Shares.

In particular, the Board of Directors of the Company may, as the case may be:

(i)	agree with the new company, successor or buyer(s) that such company shall either: (x) take over all rights and obligations of the Company pursuant to this Plan or (y) replace Performance Shares granted hereunder by granting the Beneficiary new Performance Shares, which it shall deem in good faith to be of the same value. Accordingly, the Beneficiary may, in the event of a merger and if the general meeting of shareholders of the merging company agrees to uphold the provisions hereof, be allotted Performance Shares of the merging company under the conditions set by its general shareholders’ meetings, after adjustment, as necessary, based on the exchange ratio applied under the merger agreement. Generally, in the event of share exchanges in connection with a merger, demerger or spin-off conducted in accordance with applicable regulations, the Vesting Period will remain applicable to Performance Shares then received for the remainder of its duration at date of the exchange, according to article L. 225-197-1, III of the French Commercial Code; or

(ii)	indemnify the Beneficiary for the loss resulting from the forfeiture of their Performance Shares or the waiver of such Performance Shares upon the request of the Company.

3.5.2. Tax and social security consequences

As a result of the events and transactions above, the Beneficiary could cease to meet the conditions that would otherwise enable him/her to enjoy the tax and social security regime applicable to him/her in light of his/her personal circumstances. Should this occur, the Beneficiary will bear the consequences as an employee of the non-applicability of the initial tax and social security regime with no recourse against his/her employer, the Company, or any of its Subsidiaries.

3.6. Delivery of Shares

On the Vesting Date of the Performance Shares, subject to the provisions of paragraphs 3.4 and 3.5, the Company will transfer to each Beneficiary the number of Shares to which he is entitled, as determined in accordance with this Plan.

The delivery of Shares conveys full ownership of the Shares to the Beneficiary or, as the case may be, his/her legal heirs.

3.7. Source of Shares

The Shares to be transferred to the Beneficiary at the Vesting Date will be new Shares issued of a share capital increase. No later than the Vesting Date, the Board of Directors of the Company shall have the ability to modify its choice and to decide to transfer treasury Shares repurchased by the Company pursuant to articles L.225-208 and L.225-209 of the French Commercial Code.

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In case of death or invalidity of a Beneficiary during the Vesting Period, the Shares that will be transferred, shall be existing Shares.

4. STATUS OF SHARES AT THE END OF THE HOLDING PERIOD

4.1. Rights of the Beneficiary

4.1.1. Rights attached to Shares

Shares transferred upon Vesting of Performance Shares shall be identical to the Company’s ordinary shares at that date, in particular with regard to voting rights, rights to dividend and payment of any reserves, the right to attend shareholders’ meetings, rights of communication, and preferential subscription rights attached to each Share. They shall be subject to all the provisions of the by-laws, and all decisions of shareholders’ meetings shall be binding upon each Beneficiary.

4.1.2. Effective date of shareholders’ rights

In the event that Shares transferred to the Beneficiary as a result of the Vesting of Performance Shares are existing Shares, such Shares will enjoy shareholders’ rights starting on the date of their registration.

In the event that Shares transferred to the Beneficiary as a result of the Vesting of Performance Shares are newly issued Shares, such Shares will have current enjoyment. They will be assimilated to the existing Shares as soon as they are issued and will confer the same rights.

4.2. Transferability of Shares

Accordingly to the applicable legal and regulatory provisions and to the authorization of the shareholders dated May 26, 2015, the Board of Directors has decided that the Beneficiary shall not be subject to any holding requirement or period, as from the Vesting Period.

As a consequence, as from the Vesting Date, Shares shall be available and may be freely transferred by the Beneficiary in compliance with applicable law, subject to the provisions of paragraph 4.3.

4.3. Periods when the transfer of Shares is prohibited

Each Beneficiary shall comply with the Code of Conduct adopted by Alcatel Lucent in regards to the prevention of insider dealing and which may be consulted on the Company’s intranet.

In addition, given that the Shares are granted for free as part of a performance shares plan and in accordance with applicable laws, Shares may not be transferred during the following periods:

(a)	the ten Trading Days preceding and the three Trading Days following the dates on which the consolidated financial statements of the Company are disclosed to the public; and

(b)	the ten Trading Days following the date on which information which could have a significant effect on the Company’s share price is disclosed to the public.

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4.4. Listing of the new Shares

The admission of the new Alcatel Lucent Shares resulting from an issue of Shares, if any, in accordance herewith, will be requested for listing on Euronext Paris market.

5. AMENDMENTS

The Board of Directors of the Company may at any time make amendments to the terms and conditions hereof that will allow the Beneficiary or the Company or its Subsidiaries to enjoy a favorable tax and social security regime in effect in any country where the Plan is applicable, or avoid any unfavorable effects that new legal, tax, accounting, or social security provisions may have on the Company or its financial statements. These amendments may take the form of sub-plan applicable only for certain Beneficiaries.

6. TAX AND SOCIAL SECURITY CONTRIBUTIONS

6.1. Payment

The Beneficiary must conform to the terms and conditions imposed by the Company, its Subsidiaries, or any other person appointed by the Company or its Subsidiaries for the payment (including withholding taxes or disposals of a portion of shares to cover this payment) of any social security contributions (including the employee social security contributions) or taxes in the country where the Beneficiary resides, in relation to his/her Performance Shares.

6.2. Filing obligations

The Beneficiary, the Company, and the Subsidiaries will respect all filing obligations with the tax and social security authorities to which they may be subject.

7. DURATION

The terms and conditions herein shall apply as long as necessary for the performance of the obligations set forth herein.

8. GOVERNING LAW

The terms and conditions herein shall be construed and interpreted in accordance with French law, except the French conflict of laws principles.

9. DISPUTES RESOLUTION

Any dispute relating to the interpretation, performance, validity of this Plan and the consequences thereof shall be exclusively submitted to the competent court within the jurisdiction of the Court of Appeal of Versailles. Each of the Beneficiaries irrevocably waives any jurisdictional privilege.

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10. LIST OF TELECOMMUNICATIONS EQUIPMENT PROVIDERS COMPOSING THE PANEL

	Currency	20 trading day average stock price prior to 7/29/2015
Adtran	USD	16.43
Amdocs	USD	55.80
Arris	USD	30.64
Ciena	USD	24.61
Cisco	USD	27.76
CommScope	USD	30.52
Ericsson (ORD)	SEK	89.96
Juniper	USD	26.42
Nokia (ORD)	EUR	6.13
ZTE	HKD	19.01

As for Alcatel Lucent, the 20 Trading Day average stock price prior to 7/29/2015 is EUR 3.29.

In case of Reduced Liquidity, for the application of the performance conditions, the structure of the Panel will be adapted to take into account this evolution, Nokia being withdrawn from such Panel.

Appendix

2015 PERFORMANCE SHARES LIQUIDITY AGREEMENT

BETWEEN:

•	Nokia Corporation, a corporation incorporated under the laws of Finland, with a share capital of EUR 245,896,461.96, which registered office is located Karaportti 3, 02610 Espoo, Finland, registered with the Trade Register of the Finnish Patents and Registration Office under number 0112038-9, duly represented for the purposes hereof (“Nokia”)

on the first part,

•	Alcatel-Lucent, a société anonyme incorporated under the laws of France, with a share capital of EUR 141,233,417.05, which registered office is located 148/152, Route de la Reine – 92100 – Boulogne-Billancourt, France, registered with the Nanterre company registry under number 542.019.096, represented for the purposes hereof by Philippe Camus, duly authorized, (the “Company”)

on the second part,

AND

•	The beneficiary having complied with the Acceptance Process (the “Beneficiary”, and together with Nokia and the Company, the “Parties”),

on the third part,

RECITALS:

In connection with the Public Exchange Offers, Nokia has undertaken under certain conditions to propose a mechanism that would ensure the liquidity of certain Performance Shares if the liquidity of the Company Shares is significantly reduced as a result of the completion of the Public Exchange Offers (as further described below). The terms and conditions of this liquidity mechanism are set forth in this agreement.

THEREFORE, IT HAS BEEN AGREED AS FOLLOWS:

1.	Acceptance of the 2015 Performance Shares Liquidity Agreement

The terms and conditions of this liquidity agreement (the “2015 Performance Shares Liquidity Agreement”) shall be applicable to and binding on the Beneficiary, Nokia and the Company, provided that (i) the Beneficiary complies with the Acceptance Process, (ii) Nokia reaches the Success Threshold following the Initial Offering Period and (iii) the resolutions required to implement the Public Exchange Offers are approved by Nokia’s shareholders, it being understood that the fulfilment of conditions (ii) and (iii) will not have retroactive effect.

2.	Definitions

The definitions of the terms contained in this 2015 Performance Shares Liquidity Agreement are set forth in Appendix 1 to this 2015 Performance Shares Liquidity Agreement.

3.	Scope of the 2015 Performance Shares Liquidity Agreement

This 2015 Performance Shares Liquidity Agreement is applicable to the Performance Shares granted to the Beneficiary pursuant to any of the plans listed in Appendix 2.

4.	Reduced Liquidity of Company Shares

A reduced liquidity (a “Reduced Liquidity”) of the Company Shares held by the Beneficiary shall occur if at least one of these conditions applies:

•	The Company Shares are no longer listed on a regulated stock market within the meaning of article L. 421-1 of the French monetary and financial code (Code monétaire et financier);

•	Nokia directly or indirectly holds at least 85% of the Company Shares; or

•	the average daily volume of the Company Shares traded on Euronext Paris calculated on the last consecutive twenty (20) trading days preceding the relevant date falls below five million (5,000,000) Company Shares.

The Company shall notify to the Beneficiary and Nokia by email within 5 business days following the expiry day of the applicable Vesting Period (the “Notification Period”), the occurrence of any Reduced Liquidity of the Company Shares (the “Reduced Liquidity Notification”). The Reduced Liquidity Notification shall include an example of an Exchange Ratio calculation determined based on the assumption that the Performance Shares Exchange occurred on the business day preceding the date of the Reduced Liquidity Notification, and shall detail the adjustments, if any, to be applied to the Exchange Ratio pursuant to this 2015 Performance Shares Liquidity Agreement. Unless a claim is made in accordance with the provisions of Article 7, the Exchange Ratio calculation and the adjustments (if any) as notified shall be final and binding except if an updated Reduced Liquidity Notification is made before the Performance Shares Exchange Date, in accordance with Article 6.2 of this Performance Shares Liquidity Agreement and the Appendix 3 hereto, in which case such updated Reduced Liquidity Notification will replace and supersede the previous Reduced Liquidity Notification.

5.	Performance Shares Exchange

The Beneficiary’s Performance Shares that are within the scope of Article 3 above will be automatically exchanged by Nokia for Nokia Shares (the “Performance Shares Exchange”) on the fifth (5th) business day following the Reduced Liquidity Notification, if any.

The Exchange Ratio of the Performance Shares transferred by the Beneficiary to Nokia pursuant to the Performance Shares Exchange shall be determined by Nokia in accordance with the provisions of Article 6 below. In the event the application of the Exchange Ratio would entitle the Beneficiary to receive Nokia fractional rights, he/she would receive in cash (in EUR, rounded up to the closest cent; 0.5 cent shall be rounded up to 1 cent), as an indemnity for those fractional rights, the relevant fraction of the Nokia Share price as of the Performance Shares Exchange Date.

Alternatively to the Performance Shares Exchange, Nokia may choose to implement a payment in cash in respect of the Performance Shares, in its sole discretion (the “Cash Exchange”). The Cash Exchange would be applicable under the same conditions and requirements as the Performance Shares except that the consideration for the exchange would not be Nokia Shares but a cash consideration equal to the value of the Nokia Shares the Beneficiary would have been entitled to receive by exchanging his/her Performance Shares for Nokia Shares according to the Exchange Ratio. Such Nokia Shares value shall be based on the market value of a Nokia Share on the NASDAQ OMX Helsinki Ltd. at the closing of the last trading day preceding the Cash Exchange.

Only the Cash Exchange option will be available to the Beneficiary if he/she is a resident of one of the countries listed in Appendix 4 hereto, where no confirmation is available at the date hereof on whether the Performance Shares Exchange is possible without triggering cumbersome formalities, unless such confirmation is obtained before the Exchange Date.

The Company and Nokia will have the option to proceed to the payments relating to the Cash Exchange and to the fractional rights indemnification through the Beneficiary’s next payroll (where relevant and to the extent legally permitted) and in any case, as soon as administratively practicable, notwithstanding the 5-day period allocated for the completion of the Performance Shares Exchange.

6.	Exchange Ratio

6.1	Exchange Ratio without adjustment

Nokia shall deliver, for the Company Shares exchanged under Article 5 above, a number of new and/or existing (at Nokia’s sole discretion) Nokia Shares calculated as follows and then rounded down to the next inferior whole number of Nokia Shares:

NNS     =     Exchange Ratio     x     NCS

Where:	“NNS” means the total number of Nokia Shares (rounded down to the next inferior whole number) to be delivered to the Beneficiary in exchange for his/her Company Shares;

“Exchange Ratio” means the number of Nokia Shares to be delivered for one Company Share in accordance with the terms of the Public Exchange Offers, i.e. 0.55; and

“NCS” means the number of Company Shares to be exchanged under this 2015 Performance Shares Liquidity Agreement.

Theoretical example of calculation of the number of Nokia Shares to be received in exchange of Company Shares pursuant to this 2015 Performance Shares Liquidity Agreement

Assumption: Transfer of 200 Company Shares by the Beneficiary in January 2017 without any adjustment.

NNS    =    0.55    x    200

NNS    =    110

6.2	Adjusted Exchange Ratio

Upon certain financial transactions carried out by Nokia or the Company affecting the value of their shares, the Exchange Ratio will be adjusted as described in Appendix 3.

For the avoidance of doubt, no adjustment will be made to the Exchange Ratio in the event of issuance of new shares by the Company or Nokia in relation to or as a result of the acceleration mechanisms mentioned herein, the grant of Company Shares in replacement of the 2014 stock options plans, the grant of Company performance shares in 2015 or the performance of this 2015 Performance Shares Liquidity Agreement.

7.	Claims

Any claim of the Beneficiary with respect to the Exchange Ratio shall be delivered by registered letter (with acknowledgement of the receipt) from the Beneficiary to Nokia, with a copy addressed to the Company, within five (5) business days as from the date the Company sent the Reduced Liquidity Notification to the Beneficiary in accordance with Article 4. The reasons for any claim shall be detailed precisely in such claim.

Nokia and the Beneficiary shall agree on an Exchange Ratio within five (5) business days as from the receipt by Nokia of the Beneficiary’s notification letter. If, after such period, Nokia and the Beneficiary have not been able to reach an agreement, the procedure provided for in Article 8 below shall apply.

8.	Third-Party Arbitrator

In case Nokia and the Beneficiary disagree on the Exchange Ratio, any person jointly selected by the Parties within ten (10) business days following the delivery of a claim made in accordance with Article 7 or, failing to do so within such timeframe, any other person appointed by the president of the Paris Tribunal de Grande Instance on the application of the most diligent Party, acting as third-party arbitrator within the meaning of article 1592 of the French Civil Code (the “Third-Party Arbitrator”) shall determine the Exchange Ratio, within twenty (20) business days as from the date it receives a registered letter with acknowledgment of receipt pursuant to which it has been appointed jointly by Nokia and the Beneficiary or by the president of the Paris Tribunal de Grande Instance.

In case this request is sent by the Beneficiary, the Beneficiary undertakes to send on the same day a copy of such letter to Nokia and the Company.

For the purpose of the performance of the Third-Party Arbitrator’s assignment, the Company, Nokia and the Beneficiary undertake to provide it with any relevant information relating to the adjustment provided for in Article 6.2 of this 2015 Performance Shares Liquidity Agreement, that would be necessary for the Third Party Arbitrator to undertake its mission.

The Third-Party Arbitrator may request any such relevant and necessary information from the Company, Nokia and the Beneficiary.

Nokia, the Company and the Beneficiary shall be informed of the Third-Party Arbitrator’s conclusions as promptly as possible after completion of Third-Party Arbitrator’s assignment and no later than on the last day of the above-mentioned 20 business day period.

In the event the Third-Party Arbitrator fails to determine the Exchange Ratio within twenty (20) business days following the notification of its appointment, another Third-Party Arbitrator shall be appointed in the conditions set forth in this Article 8 to determine the Exchange Ratio within twenty (20) business days following the notification of its appointment and the previously appointed Third-Party Arbitrator shall be automatically revoked upon the appointment of the new Third-Party Arbitrator, and so on until a Third-Party Arbitrator effectively determines the Exchange Ratio.

Except in case of a manifest error (erreur manifeste), as interpreted by French courts, the Third-Party Arbitrator’s conclusions shall be final and binding, and therefore non-appealable, upon Nokia, the Company and the Beneficiary.

Any fees, charges and disbursements incurred for the purpose of the completion of the Third-Party Arbitrator’s assignment shall be borne by Nokia if the Third-Party Arbitrator gives right to the Beneficiary’s claim in full, and otherwise by the Beneficiary.

9.	Beneficiary’s undertakings

By complying with the Acceptance Process, the Beneficiary cumulatively undertakes vis-a-vis Nokia and the Company (except as provided for otherwise in writing by Nokia):

•	not to sell, transfer, convey, alienate, mortgage, pledge or encumber his/her Performance Shares or to dispose of them other than in accordance with this 2015 Performance Shares Liquidity Agreement, or to Nokia, until the end of the Notification Period or, if a Reduced Liquidity Notification is made to the Beneficiary during such Notification Period, until the Exchange Date;

•	to hold in pure registered form his/her Performance Shares until the end of the Notification Period or, if a Reduced Liquidity Notification is made to the Beneficiary during such Notification Period, until the Exchange Date;

•	not to revoke the power of attorney referred to in Article 15 below; and

•	not to sell or otherwise transfer his/her Performance Shares if and for so long as he/she holds insider information regarding Nokia and/ or the Company.

10.	Exchange of the Company Shares pursuant to the 2015 Performance Shares Liquidity Agreement

Any Company Share to be delivered by the Beneficiary shall be transferred to Nokia or to any third party designated by Nokia with full ownership including all of the rights pertaining thereto as of the effective date of transfer, free from any privilege, rights, charges, restrictions and any third party rights of any nature whatsoever.

11.	Notifications

Except as otherwise provided in this 2015 Performance Shares Liquidity Agreement, any correspondence to be addressed to the Beneficiary in relation to the 2015 Performance Shares Liquidity Agreement shall be sent by email to the email address provided by the Company to Nokia. The Beneficiary hereby consents to all disclosure and sharing of personal information relating to such Beneficiary if they are necessary or advisable for the performance of this 2015 Performance Shares Liquidity Agreement (including, without limitation, his/her name and email address). The Beneficiary will be entitled to exercise his or her rights pursuant to applicable data privacy laws and regulations, including French Law n° 78-17 of January 6, 1978.

Except as otherwise provided in this 2015 Performance Shares Liquidity Agreement, any correspondence to be addressed to Nokia or to the Company in relation to the 2015 Performance Shares Liquidity Agreement shall be sent by registered letter with acknowledgment of receipt at the following address:

Nokia Corporation

Human Resources Department

Head of Compensation

Karaportti 3, P.O. Box 226

FI-00045 Nokia Group

Finland

Alcatel-Lucent

Direction des Ressources Humaines

148/152, Route de la Reine

92100 Boulogne-Billancourt

France

12.	Successors

Neither Party may transfer or assign the benefit of all or any of its rights or obligations under the 2015 Performance Shares Liquidity Agreement, directly or indirectly and in any manner whatsoever, except (i) in the case of the Beneficiary, as a result of the death of the Beneficiary, in which case the Company and Nokia shall be promptly advised thereof and provided that the Beneficiary’s successor shall be bound by the terms of this 2015 Performance Shares Liquidity Agreement, to the extent not expressly prohibited under applicable law, and (ii) in the case of Nokia, to an affiliate or to a financial institution appointed by Nokia or any of its affiliates.

13.	Term of the 2015 Performance Shares Liquidity Agreement

This 2015 Performance Shares Liquidity Agreement shall be effective as of the date of its execution by all Parties (and in the case of the Beneficiary, as of the date he/she has complied with the Acceptance Process as set out in Article 18) and shall be valid for a period of ten (10) years from that date, without prejudice to the duration of the relevant Performance Shares plans as described in such plans rules.

In the event that all of the Performance Shares held by the Beneficiary are exchanged by the Beneficiary in compliance with this 2015 Performance Shares Liquidity Agreement, and that such Beneficiary no longer holds any Performance Shares, the reciprocal undertakings of the Parties with regard to the said transferred Company Shares would expire.

14.	Governing law and competent jurisdiction

This 2015 Performance Shares Liquidity Agreement is governed by the laws of France, without regard to principles of conflicts of law. All disputes arising out of or in connection with this 2015 Performance Shares Liquidity Agreement shall be submitted to the competent courts located within the jurisdiction of the Versailles Court of Appeals.

15.	Power of attorney

The power of attorney granted hereby by the Beneficiary to the Company in relation with the 2015 Performance Shares Liquidity Agreement aims at ensuring the proper completion of the obligations of the Beneficiary and is irrevocable. This power of attorney is deemed to be a power of attorney entered into in the interest of all the Parties (mandat d’intérêt commun).

The Beneficiary irrevocably and unconditionally grants a power of attorney to the Company for the purpose of, in the name and on behalf of the Beneficiary, sending or receiving any notification, signing or receiving any form and carrying out any required formality for the completion of the Exchanges set out in the 2015 Performance Shares Liquidity Agreement and, in general, making any statement, delivering any certificate, signing any agreement, deed, or other document and generally taking, in the name and on behalf of the Beneficiary, any action required for the completion of the Exchanges set out in the 2015 Performance Shares Liquidity Agreement, in compliance with the choices made or deemed made by the Beneficiary upon compliance with the Acceptance Process.

The Beneficiary also undertakes to approve any action taken by the Company pursuant to the said powers of attorney in compliance with the choices he/she has made, subject to the above limitations.

The Beneficiary grants a power of attorney to the Company to instruct the Administrator to, and the Company hereby undertakes to instruct the Administrator to, carry out the Performance Shares Exchange or, as the case may be, the Cash Exchange, as well as any formality required for the completion of the Exchanges, except if a claim has been delivered in accordance with Article 7, in which case the Performance Shares Exchange Date or the Cash Exchange Date shall occur five (5) business days as from the date on which the Beneficiary and Nokia will have reached an agreement on the Exchange Ratio or, as the case may be, the date on which the Third-Party Arbitrator will have rendered his conclusions.

16.	Third parties

Subject to the provisions of Articles 12 and 15, no third party to this 2015 Performance Shares Liquidity Agreement shall have any rights or obligations on the basis of, or shall rely on the terms and conditions of, this 2015 Performance Shares Liquidity Agreement.

17.	Costs

Except as otherwise provided herein, each Party shall pay all the costs and expenses (including, but not limited to, financial advisory, accounting, legal and other professional or consulting fees and expenses) incurred by that Party or owed by it under applicable law, in connection with this 2015 Performance Shares Liquidity Agreement.

In particular, the Beneficiary would be subject to a Finnish transfer tax of 1.6% of the value of the Nokia treasury shares if it receives Nokia treasury shares in exchange for its Performance Shares.

18.	Acceptance

This 2015 Performance Shares Liquidity Agreement shall enter into full force and effect subject to the valid acceptance by the Beneficiary on the Company’s intranet of the grant of the Performance Shares which are in the scope of Article 3 within the 40-day period following the receipt of the Grant Notification (the “Acceptance Process”).

Otherwise, the Beneficiary shall be deemed to have waived his/her right to enter into this 2015 Performance Shares Liquidity Agreement.

The Beneficiary is the only person who may decide to enter (or not) into this 2015 Performance Shares Liquidity Agreement. In this respect, the Beneficiary is invited to consult its own specialized counsel if he/she wishes to obtain further information as to his/her rights and obligations hereunder.

If the Beneficiary complies with the Acceptance Process, the Beneficiary irrevocably undertakes vis-a-vis Nokia to transfer to Nokia (and accept that the required instructions will be given to the Administrator) his/her Performance Shares following a Reduced Liquidity Notification and Nokia irrevocably undertakes vis-a-vis the Beneficiary to acquire such Performance Shares in the conditions described in this 2015 Performance Shares Liquidity Agreement.

In the event of breach, in addition to all other remedies which the non-breaching Party may have under applicable law, the non-breaching Party shall be entitled to specific performance (exécution forcée) and injunctive or equivalent relief in accordance with applicable law, including article 1221 of the draft order of the French Ministry of Justice (if applicable on the relevant date). In addition, each of the Parties agree to waive the benefit of article 1142 of the French Civil Code in the event of breach.

This 2015 Performance Shares Liquidity Agreement is made in electronic form according to the provisions of article 1325 of the French Civil code.

[The rest of the page has been left blank intentionally]

/s/ Saana Nurminen Nokia	/s/ Philippe Camus The Company
Represented by:	Represented by:
Saana Nurminen	Philippe Camus
Authorized signatory

/s/ Päivi Kuitunen
Represented by:
Päivi Kuitunen
Authorized signatory

[Signature page for the 2015 Performance Shares Liquidity Agreement]

Appendix 1

Definitions

The terms and expressions below shall have the following meanings:

“Acceptance Process”	As defined in Article 18 of this 2015 Performance Shares Liquidity Agreement.

“Administrator”	Société Générale Securities Services.

“AMF General Regulation”	The general regulation of the Autorité des marchés financiers, the French stock exchange regulator, which is available in French and English at www.amf-france.org.

“Article”	Unless specified otherwise herein, means the Article of this 2015 Performance Shares Liquidity Agreement.

“Beneficiary”	The beneficiary of Performance Shares having become a party to this 2015 Performance Shares Liquidity Agreement.

“business day”	A day other than Saturday or Sunday where the banks are open for business in Finland.

“Cash Exchange”	As defined in Article 5 of this 2015 Performance Shares Liquidity Agreement.

“Company Extraordinary Distribution”	As defined in Appendix 3 to this 2015 Performance Shares Liquidity Agreement.

“Company Merger”	As defined in Appendix 3 to this 2015 Performance Shares Liquidity Agreement.

“Company Shares”	Ordinary shares issued by the Company and the American depository shares issued by the Company.

“Reduced Liquidity”	As defined in Article 4 of this 2015 Performance Shares Liquidity Agreement.

“Exchange”	Means the Performance Shares Exchange or the Cash Exchange.

“Exchange Date”	Refers to the date on which the Exchange occurs.

“Exchange Ratio”	As defined in Article 6 of this 2015 Performance Shares Liquidity Agreement.

“Grant Notification”	Grant notification addressed by the Company to the Beneficiary in respect of the 2015 performance shares plan grant.

“Initial Offering Period”	Refers to the first offering period, as referred to in article 232-2 of the AMF General Regulation, the result of which will determine whether a Subsequent Offering Period will be opened or not.

“Nokia Merger”	As defined in Appendix 3 to this 2015 Performance Shares Liquidity Agreement.

“Nokia Shares”	Ordinary shares issued by Nokia and the American depository shares issued by Nokia.

“Notification Period”	As defined in Article 4 of this 2015 Performance Shares Liquidity Agreement.

“Performance Shares”	Any Company Share granted under various performance conditions by the Company’s board of directors to the Beneficiary pursuant to the Share Plans.

“Performance Shares Exchange”	As defined in Article 5 of this 2015 Performance Shares Liquidity Agreement.

“Performance Shares Exchange Date”	The date on which the Performance Shares Exchange occurs.

“2015 Performance Shares Liquidity Agreement”	This agreement executed by Nokia, the Company and the Beneficiary, including its Appendices and excluding any other document which may have been appended hereto.

“Public Exchange Offers”	Public exchange offers in France and in the United States initiated by Nokia on the shares of the Company, as approved by the Autorité des Marchés Financiers in France and by the Securities and Exchange Commission in the United States.

“Reduced Liquidity”	As defined in Article 4 of this 2015 Performance Shares Liquidity Agreement.

“Reduced Liquidity Notification”	As defined in Article 4 of this 2015 Performance Shares Liquidity Agreement.

“Share Plans”	The plans listed in Appendix 2 to the 2015 Performance Shares Liquidity Agreement.

“Success Threshold”	Refers to the (i) ownership by Nokia, on the date of the settlement of the initial offering period of the Public Exchange Offers, of more than 50% of the shares of Alcatel Lucent on a fully diluted basis, in accordance with article 231-9-II of the AMF General Regulation or (ii) satisfaction, at Nokia’s sole discretion on the date of publication of the final results of the initial offering period of the Public Exchange Offers, that such ownership condition will be met, or (iii) the express decision by Nokia’s board of directors, on or prior to the date of publication of the final results of the initial offering period of the Public Exchange Offers, to waive such voluntary minimum threshold and to establish the success threshold as described in article 231-9-I of the AMF General Regulation, pursuant to which any public offer at the close of which the offeror does not hold a number of shares representing a fraction of more than 50% of the share capital or voting rights, shall be null and void.

“Third-Party Arbitrator”	As defined in Article 8 of this 2015 Performance Shares Liquidity Agreement.

“Vesting Period”	The period after which the Performance Shares relating to the plans listed in Appendix 2 hereto become vested.

Appendix 2

Plan n°	Share Plan date	End date of the Vesting Period
A0715RUROW A0715RUNHA	Plan dated July 29, 2015	July 29, 2019

Appendix 3

Exchange Ratio Adjustments

1) Merger

A. Merger of the Company

In case of a merger of the Company into another company (the “Company Merger”), the Performance Shares Exchange and Cash Exchange will apply with respect to the shares of the absorbing entity received by the Beneficiary in exchange for Performance Shares which are within the scope of Article 3 above. The Exchange Ratio will be adjusted as follows:

Exchange RatioAdjusted	=	Exchange Ratio	x	1
RatioMerger

Theoretical example of calculation of the number of Nokia Shares to be received in exchange of the absorbing company shares in case of a Company Merger

Assumptions:

•	RatioMerger = 2 shares of the absorbing company for each Company Share

•	Transfer of 200 shares of the absorbing company by the Beneficiary in January 2017 after the Company Merger

Exchange RatioAdjusted     =    0.55    x    1/2

Exchange RatioAdjusted     =    0.275

The number of Nokia Shares to be received is : 200 x 0.275 = 55

B. Merger of Nokia

In case of a merger of Nokia into another company (the “Nokia Merger”), the Beneficiary will receive shares of the absorbing entity upon the Performance Shares Exchange and will receive, in cash, the equivalent value of the absorbing entity shares pursuant to the Cash Exchange. The Exchange Ratio will be adjusted as follows:

Exchange RatioAdjusted	=	Exchange Ratio	x	RatioMerger

Theoretical example of calculation of the number of absorbing company shares to be received in exchange of Company Shares in case of a Nokia Merger

Assumptions:

•    RatioMerger = 2 shares of the absorbing company for each Nokia Share

•    Transfer of 200 Company Shares by the Beneficiary in January 2017 after the Nokia Merger

Exchange RatioAdjusted = 0.55 x 2

Exchange RatioAdjusted = 1.1

The number of the absorbing company shares to be received is : 200 x 1.1 = 220

2) Extraordinary distribution

A. Extraordinary distribution by Nokia

If Nokia carries out a distribution of a special dividend, as defined for purposes of Nokia’s then applicable performance shares plans, the Exchange Ratio shall be adjusted in accordance with the then applicable performance shares plans.

B. Extraordinary distribution by the Company

If the Company carries out a distribution of an amount higher than the Company’s previous year net consolidated profit including a distribution of shares of a spin-off entity, (the “Company Extraordinary Distribution”) after the end of the Public Exchange Offers period, the Exchange Ratio shall be adjusted as follows:

Exchange RatioAdjusted	=	(Exchange Ratio x PNokia) - EDAlcatel
PNokia

Where:	“Exchange RatioAdjusted” means the number of Nokia Shares to be delivered for one Company Share after adjustment;

“PNokia” means the price of a Nokia Share on the day preceding the Company Extraordinary Distribution; and

“EDAlcatel” means the amount per share received by Company shareholder corresponding to the Company Extraordinary Distribution.

Such adjustment will only apply to the extent the Beneficiary (i) has received the relevant Company Extraordinary Distribution in respect of Performance Shares or (ii) has benefitted from a modification of the relevant plan due to the Company Extraordinary Distribution such as the adjustment provided in case of distribution of retained earnings under article L.225-181 of the French Commercial Code.

Theoretical example of calculation of the number of Nokia Shares to be received in exchange of Company Shares in case of a Company Extraordinary Distribution

Assumptions:

•    Transfer of 200 Company Shares by the Beneficiary in January 2017

•    EDAlcatel = €1/Company Share

•    PNokia = 8

Exchange RatioAdjusted	=	(0.55 x 8) - 1
		8
Exchange RatioAdjusted	=	0.425

The number of Nokia Shares to be received is : 200 x 0.425 = 85

3) Other adjustments

In the event that any other transaction specifically listed in Article L. 225-181 of the French Commercial Code, or a stock split or a reverse stock split (i.e., share consolidation), is carried out by the Company, the Exchange Ratio shall be adjusted in order to allow the Beneficiary to obtain the same value in Nokia Shares pursuant to the Performance Shares Exchange or in cash pursuant to the Cash Exchange as the Beneficiary would have obtained assuming that the said transactions had not been carried out.

In the event that (i) a capital increase by way of incorporation of reserves (as defined in Article L. 225-181 of the French Commercial Code), (ii) a capital increase with or without shareholders’ preferential subscription right issued, in each case, with a discount of more than 10% on the stock price (except (a) capital increases completed to finance an acquisition where Nokia uses shares as payment, at a premium to the prevailing share price of the target company in the transaction, and (b) capital increases where equity shares or other securities are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees or former employees, directors, non-executive directors or executives holding or formerly holding executive office or the personal service company of any such persons or their spouses or relatives, in each case, of Nokia or any of its subsidiaries or any associated company or to a trustee or nominee to be held for the benefit of any such person), or (iii) a stock split or a reverse stock split (i.e., share consolidation) is carried out by Nokia, the Exchange Ratio shall be adjusted in order to allow the Beneficiary to obtain the same value in Nokia Shares pursuant to the Performance Shares Exchange or in cash pursuant to the Cash Exchange as the Beneficiary would have obtained assuming the said transactions had not been carried out.

For example in case of share consolidation carried out by Nokia, the Exchange Ratio would be adjusted as follows:

Exchange RatioAdjusted	=	Exchange Ratio x	Number of Nokia Shares composing the share capital after the consolidation
Number of Nokia Shares composing the share capital prior to the consolidation

Theoretical example of calculation of the number of Nokia Shares to be received in exchange of Company Shares in case of share consolidation carried out by Nokia

Assumptions:

•	Transfer of 200 Company Shares by the Beneficiary in January 2017

•	Share consolidation = 10 existing Nokia Shares become 1 new Nokia Share value

•	Number of shares before the consolidation = 3,678,181,540

•	Number of shares after the consolidation = 367,818,154

Exchange RatioAdjusted     =     0.55       x     (367,818,154 / 3,678,181,540)

Exchange RatioAdjusted     =     0.055

The number of Nokia Shares to be received is : 200 x 0.055 = 11

4) Value of the Company Shares and Nokia Shares

For the calculation of any adjustment factor as described above, the value of the Company Shares or Nokia Shares at a specific date shall be equal to the weighted average of trading prices during the three trading days preceding such date. Failing this, the value shall be determined by an expert with an international reputation, designated by Nokia or the Company, as the case may be, which opinion shall be irrevocable.

Appendix 4

List of countries where only the Cash Exchange option is available

•	Algeria

•	Austria

•	Germany

•	Hungary

•	New Zealand

•	Philippines

•	Saudi Arabia

•	South Africa